UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2016

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: July 21, 2016

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES SECOND QUARTER 2016 RESULTS

Q2 revenues of $27.3 million- a 12% sequential increase;
Non-GAAP Operating Income of $1.9 million; Expects continued top line growth-Q3 guidance of $27.5-29m

MIGDAL HAEMEK, Israel – July 21, 2016 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the quarter ended June 30, 2016.

Highlights of the Second Quarter 2016

•	Revenues of $27.3 million, up 7% year over year;
•	Non-GAAP gross margin of 46.8%; GAAP gross margin of 46.7%
•	Non-GAAP operating income of $1.9 million; GAAP operating income of $1.7 million;
•	Non-GAAP net income of $1.5 million; GAAP net income of $1.3 million;
•	Expecting continued growth driven by Semiconductor Advance packaging applications.
              Q3 revenue guidance of $27.5 to $29 million.

Rafi Amit, Camtek’s Chairman and CEO, commented, “We are very pleased with our results, reporting revenues of over $27 million, which was ahead of our guidance. We also demonstrated solid gross and operating margins, leading to our strong profitability this quarter. This was driven by our performance in the semiconductor business. Advanced packaging continues to grow and capture a larger portion of the capital expenditure made by major manufacturers. Camtek is in a very strong position to continue to capitalize on this.”

Added Mr. Amit, “For the third quarter, we expect continued revenue growth, reaching a level of between $27.5- $29 million. This is in line with our positive outlook for the rest of the year, particularly in the back-end semiconductor space. As we stated back in February, we are targeting year on year double-digit growth in our semiconductor business.”

Second Quarter 2016 Financial Results

Revenues for the second quarter of 2016 were $27.8 million. This compares to second quarter 2015 revenues of $25.4 million, a growth of 7% and prior quarter revenues of $24.5 million, an increase of 12%.

Gross profit on a GAAP basis in the quarter totaled $12.7 million (46.7% of revenues), compared to $10.9 million (42.7% of revenues) in the second quarter 2015 and $10.3 million in the prior quarter (42.2% of revenues).The improved gross margin is due to the increase in revenue and favorable product mix.

Gross profit on a non-GAAP basis in the quarter totaled $12.8 million (46.8% of revenues), compared to $10.9 million (42.7% of revenues) in the second quarter 2015 and $10.3 million in the prior quarter (42.3% of revenues).

Operating profit on a GAAP basis in the quarter totaled $1.7 million (6.4% of revenues), compared to $1.1 million (4.5% of revenues) in the second quarter 2015 and an operating profit of $372 thousand in the prior quarter.

Operating profit on a non-GAAP basis in the quarter totaled $1.9 million (6.8% of revenues), compared to $1.2 million (4.5% of revenues) in the second quarter 2015 and $452 thousand in the prior quarter (1.8% of revenues).

Net income on a GAAP basis in the quarter totaled $1.3 million, or $0.04 per diluted share. This compares to net income of $647 thousand, or $0.02 per diluted share, in the second quarter 2015 and a net income of $24 thousand, or $0.00 per share, in the prior quarter.

Net income on a non-GAAP basis in the quarter totaled $1.5 million, or $0.04 per diluted share. This compares to net income of $825 thousand, or $0.03 per diluted share, in the second quarter 2015 and a net income of $194 thousand, or $0.01 per diluted share, in the prior quarter.

Cash, cash equivalents, short and long-term restricted deposits, as of June 30, 2016 were $31.8 million compared to $38.7 million as of December 31, 2015. The Company reported a negative operating cash flow of $1.6 million during the quarter.

Conference Call

Camtek will host a conference call today, Thursday, July 21, 2016, at 10:00 am ET.

Rafi Amit, Chairman and CEO, and Moshe Eisenberg, CFO, will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:                                                                   1 888 668 9141at 10:00 am Eastern Time
Israel:                                                                   03 918 068             at 5:00 pm Israel Time
International:                                              +972 3 918 0685

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.com beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers' latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.com .

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items such as: (i) revaluation of liabilities with respect to the acquisition of Printar; and (ii) share based compensation expenses, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Consolidated Balance Sheets

(In thousands)

	June 30,	December 31,
	2016	2015
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	23,944	30,833
Short-term restricted deposits	7,875	7,875
Trade accounts receivable, net	32,900	27,003
Inventories	29,388	27,599
Due from affiliated companies	668	559
Other current assets	2,303	1,712
Deferred tax asset	177	177

Total current assets	97,255	95,758

Fixed assets, net	13,983	13,531

Long term inventory	2,307	1,979
Deferred tax asset	3,835	3,955
Other assets, net	248	248
Intangible assets, net	865	795
	7,255	6,977
Total assets	118,493	116,266

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	12,115	11,812
Other current liabilities	31,025	30,712

Total current liabilities	43,140	42,524

Long term liabilities
Liability for employee severance benefits	866	772
Other long term liabilities	4,775	4,768
	5,641	5,540
Total liabilities	48,781	48,064

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at June 30, 2016 and at December 31, 2015;
37,440,552 issued shares at June 30, 2016 and at December 31, 2015;
35,348,176 shares outstanding at June 30, 2016 and at December 31, 2015	148	148
Additional paid-in capital	76,235	76,034
Retained earnings	(4,773)	(6,082)
	71,610	70,100
Treasury stock, at cost (2,092,376 as of June 30, 2016 and December 31, 2015)	(1,898)	(1,898)

Total shareholders' equity	69,712	68,202

Total liabilities and shareholders' equity	118,493	116,266

Consolidated Statements of Operations

(in thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	51,738	47,162	27,280	25,412	99,275
Cost of revenues	28,667	26,488	14,537	14,557	56,149

Gross profit	23,071	20,674	12,743	10,855	43,126

Research and development costs	8,083	6,954	4,101	3,554	14,860
Selling, general and administrative expenses	12,881	11,489	6,907	6,208	23,587
Reorganization and impairment	-	-	-	-	138
Loss from litigation	-	-	-	-	14,600
	20,964	18,443	11,008	9,762	53,185

Operating income (loss)	2,107	2,231	1,735	1,093	(10,059)

Financial expenses, net	(367)	(1,040)	(135)	(193)	(1,877)

Income (loss) before income
taxes	1,740	1,191	1,600	900	(11,936)

Income tax	(431)	(492)	(315)	(253)	1,823

Net income (loss)	1,309	699	1,285	647	(10,113)

Net income (loss) per ordinary share:

Basic	0.04	0.02	0.04	0.02	(0.30)

Diluted	0.04	0.02	0.04	0.02	(0.30)

Weighted average number of
ordinary shares outstanding:

Basic	35,348	31,518	35,348	32,530	33,352

Diluted	35,359	31,654	35,358	32,742	33,352

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	1,309	699	1,285	647	(10,113)

Acquisition of Sela and Printar related expenses (1)	183	341	93	118	751
Inventory write-downs (2)	-	-	-	-	1,041
Share-based compensation	201	120	122	60	270
Loss from litigation, net of tax (3)	-	-	-	-	13,286

Non-GAAP net income	1,693	1,160	1,500	825	5,235

Non –GAAP net income per share , basic and diluted	0.05	0.04	0.04	0.03	0.16

Gross margin on GAAP basis	44.6%	43.8%	46.7%	42.7%	43.4%
Reported gross profit on GAAP basis	23,071	20,674	12,743	10,855	43,126

Inventory write-downs (2)	-	-	-	-	1,041
Share-based compensation	23	10	16	5	24
Non- GAAP gross margin	23,094	20,684	12,759	10,860	44.5%
Non-GAAP gross profit	44.6%	43.9%	46.8%	42.7%	44,191

Reported operating income attributable to Camtek Ltd. on GAAP basis	2,107	2,231	1,735	1,093	(10,059)

Acquisition of Sela and Printar related expenses (1)	-	-	-	-	138
Inventory write-downs (2)	-	-	-	-	1,041
Share-based compensation	201	120	122	60	271
Loss from litigation (3)	-	-	-	-	14,600

Non-GAAP operating income	2,308	2,351	1,857	1,153	5,991

(1)
During the three and the six months ended June 30, 2016 and 2015 and the twelve months ended December 31, 2015, the Company recorded acquisition expenses of $0.1 million, $0.2 million, $0.1 million, $0.3 million and $0.8 million, respectively, consisting of: (1) Revaluation adjustments of $0.1 million, $0.2 million, $0.1 million, $0.3 million and $0.6 million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item; (2) Implication of re-organization and impairment charges of $0, $0, $0, $0 and $0.1 million, respectively.

(2)	During the year ended December 31, 2015, the Company recorded inventory write downs in the amount of $1.0 million, recorded under cost of revenues line item.

(3)
During the year ended December 31, 2015, the Company recorded a provision of $14.6 million  ($13.3 million net of tax) in conjunction with the final court ruling on February 3, 2016 in Camtek’s appeal in the patent infringement case of Rudolph Technologies Inc. regarding the Falcon system.